SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PLIM4: R$ 0.28/share (Bovespa)
NETC: US$ 0.57/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 0.75/10 shares (Latibex)
Market Value: R$ 507.2 million
Closing price: 11/01/02

Net Serviços Announces Third Quarter 2002 Operating Results

São Paulo, November 1St, 2002 – Net Serviços de Comunicação S.A., former Globo Cabo S.A., (Bovespa: PLIM4 and PLIM3; Nasdaq: NETC; Latibex: XNET), the largest Pay-TV multi-service operator in Latin America, an important provider of bi-directional broadband Internet access (Vírtua) and multimedia and data communication services for corporate networks, announces today its operating results for the third quarter of 2002 (3Q02). The following operating information, except where otherwise indicated, is presented on consolidated bases, and comparisons are made with the second quarter 2002 (2Q02).

  The company keeps the same strategy adopted in earlier quarters, by being extremely selective regarding new sales. As a consequence, and also due to economic uncertainty, the subscriber base fell again, in line with the company’s expectations. The active subscriber base ended the third quarter with 1,338.2 thousand subscribers, a 2.1% drop compared to 1,366.7 thousand in the previous quarter. The total subscriber base, which includes temporarily blocked subscribers, dropped 2.4% and ended the quarter with 1,352.4 thousand subscribers.

  As a result of this selectivity, the Standard package sales were lower in the quarter while the Advanced package sales were higher than in 2Q02. Therefore, the subscriber mix changed slightly, with a decrease in the participation of the Standard package from 10.6% to 10.5% and an increase of the Advanced selection, from 49.4% to 49.8%.

  The Call Center outsource to EDS, which was effective in August, led the Company to face some operational difficulties, which are common during transition periods. However, the initial results have already shown an improvement in the percentage of answered calls. After the outsourcing, total answered calls improved from 80% to 87% in São Paulo and from 65% to 82% in Rio de Janeiro. The already stated goal is to increase these percentages to above 90% in the first quarter of 2003.

  Brazilian Soccer Championship pay-per-view (PPV) sales in the 3Q02 were 5.5% higher, in comparison to the same period of 2001. There were more than 94,000 sales in the quarter, of which 82% were of the full package, which represents higher value than sales of single matches.

  The annualized churn rate in 3Q02 was 17.9% against 19.6% in the previous quarter. The selectivity in sales and the company’s new strategy to focus on better communication and costumer satisfaction have also contributed to drop the churn rate during the last two quarters. The relaunch of “retention islands” (skilled customer service targeting the retention of subscribers that could potentially disconnect) had an important role in lowering the churn rate in this quarter. During August and September, the company reverted around 35% of the requested disconnections.

  Voluntary disconnections, i.e., disconnections requested by our subscribers, represented 21% of total disconnections. Among those, the ones justified by financial or personal reasons rose to 32% in 3Q02 against 25% in the previous quarter, and disconnections justified by moving to other cities or to areas not covered by our cable network reached 25% of total from the 2Q02‘s level of 24%. This clearly shows that macroeconomic uncertainties in Brazil are still affecting the habits of lower income classes, mainly our non-Advanced subscribers. Drifting to competition remained at a low 6% level.

  Total net sales of Vírtua reached 55,348 at the end of 3Q02, an increase of 3.1% compared to 2Q02. The change in the subscriber control system in regions 1 and 2, initiated in 2Q02, has been finished this quarter. As anticipated in the 2Q02 results release, the subscriber base was not significantly impacted.

  Active subscriber base rose 3.0% in comparison to the previous quarter, reaching 50,654 in 3Q02. Thus, the penetration in the active subscriber base increased to 3.8%, and, when considering only the subscriber base that has already activated bidirectional access, the penetration also increased, reaching 11.7%.

  Vírtua’s annualized churn rate was 19.9%, quite low when compared to the 34.3% in 2Q02. The negative impact in this quarter occurred due to the change in the control system. Disregarding that extraordinary change, churn would have been 18.5%.

  Sales of speeds of 256 kbps or higher was 71% of sales mix, against 53% in the previous quarter. The company has been focusing on actions that could stimulate sales of higher speed packages. Among those, we highlight the price policy of cable modems, which are offered in different price levels depending on the speed package, and a recent agreement with superIG, which states that if the subscriber agrees to remain in the base for at least 12 months and chooses a speed of 256 kbps or higher, cable modems are offered under a free lease agreement.

  The number of corporate network stations rose 0.8%, increasing from 4,012 in 2Q02 to 4,045 in 3Q02. The number of company-owned stations, which represents higher value to the company, rose 4,1%, mainly due to Fibranet (point-to-point connection using fiber optic structure).

Contacts:
Marcio Minoru Miyakava	Lu Yuan Fang
+55 (11)5186-2811	+55 (11) 5186-2637
minoru@netservicos.com.br	lfang@netservicos.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5th, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.